Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement on Form S-3 of AmSurg Corp. of our report dated March 31, 2014 (May 13, 2014 as to the presentation of the consolidated statement of equity as discussed in Note 1 and the disclosure of reportable segments as disclosed in Note 20) relating to the consolidated financial statements of Sunbeam Holdings, L.P. and Subsidiaries as of December 31, 2013 and 2012, and each of the three years in the period ended December 31, 2013 appearing in the Current Report on Form 8-K of AmSurg Corp. filed on June 23, 2014, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants

Miami, Florida

June 23, 2014